15027160

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED JUN 03 2015 WASH., D.C. 194

SEC FILE NUMBER
8 - 67320

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/14** (MM/DD/YY) AND ENDING **03/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Redburn (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue, 26th Floor
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Kimmel **(212) 803-7302**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name -- *if individual, state last, first, middle name*)

5 Times Square	**New York**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Larry Kimmel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redburn (USA) LLC, as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Larry Kimmel
Signature

CAO
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Redburn (USA) LLC

Statement of Financial Condition

March 31, 2015

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Redburn (USA) LLC

We have audited the accompanying statement of financial condition of Redburn (USA) LLC (the "Company") as of March 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Redburn (USA) LLC at March 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 2, 2015

Redburn (USA) LLC

Statement of Financial Condition

March 31, 2015

Assets	
Cash	$ 3,594,144
Receivables from broker dealers	508,429
Receivable from Parent	472,333
Deferred tax assets	874,536
Prepaid expenses	503,790
Restricted certificates of deposit	213,187
Fixed assets, net of accumulated depreciation	113,650
Other assets	21,215
Total assets	$ 6,301,284
Liabilities and member's equity	
Liabilities:	
Accrued compensation and benefits	$ 2,691,094
Accounts payable	188,823
Accrued professional fees	175,500
Accrued expenses and other liabilities	108,466
Deferred tax liabilities	39,973
Deferred rent	28,684
Accrued income taxes payable	11,347
Total liabilities	3,243,887
Member's equity	3,057,397
Total liabilities and member's equity	$ 6,301,284

See accompanying notes to the statement of financial condition.

Redburn (USA) LLC

Notes to Statement of Financial Condition

March 31, 2015

1. Organization

Redburn (USA) LLC (the "Company") was originally established as a partnership under the laws of the State of New York in May of 2006. On March 31, 2014, the partnership was converted into a limited liability company under Section 18-214 of the Limited Liability Company Act and changed its name from Redburn Partners (USA) L.P. At the same date, the Company became a wholly owned subsidiary of Redburn (Europe) Limited ("REL" or "Parent"), a company incorporated in England.

The Company is registered as a fully disclosed broker/dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") which is the Company's designated regulator. The Company provides institutional investors with third-party research of REL, and agency execution for European and U.S. equity securities.

The Company clears its securities transactions on a fully-disclosed basis primarily through BNP Paribas Securities Corporation ("BNP"). The Company also has a fully disclosed agreement with Goldman Sachs Execution & Clearing, L.P.

2. Significant Accounting Policies

Basis of Presentation

These financial statements are stated in U.S. dollars and are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Concentration of Credit Risk

The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments. The Company held no cash equivalents as of March 31, 2015.

As of March 31, 2015, the Company maintains its cash balances of $3,594,144 with one financial institution which, at times, may exceed federally insured limits. The Company's cash balance includes a checking account and an interest bearing savings account. As of March 31, 2015, the Company also maintained two certificates of deposit with the same financial institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Restricted Certificates of Deposit

The Company maintains two certificates of deposit which total $213,187 to be used as security for a letter of credit on its New York office lease. The certificates of deposit mature in May and June 2015 and are renewed annually. The certificates of deposit have been recorded as restricted certificates of deposit in the Statement of Financial Condition.

Receivables from Broker Dealers

The receivables from broker dealers includes a clearing deposit of $200,000 that the Company maintains with one of its clearing brokers and the remaining amount represents commissions receivable net of clearance and execution costs related to customers U.S. equity trading activity.

2. Significant Accounting Policies (continued)

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

In accordance with ASC 820, "Fair Value Measurements and Disclosures", fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. Under ASC 820, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

2. Significant Accounting Policies (continued)

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

As of March 31, 2015, financial instruments owned by the Company consist of restricted certificates of deposit and are classified as Level 1. No Level 2 or Level 3 financial instruments were owned by the Company during the year ended March 31, 2015.

The Company estimates that the fair value of all financial instruments recognized on the Statement of Financial Condition approximates their carrying value as all financial instruments, including receivables and payables, are either carried at market value, are short-term in nature or bear interest at current market rates.

Fixed Assets

Fixed Assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is recognized based on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are 3 years for computers, furniture and equipment. The estimated useful lives of the leasehold improvements are the life of the office lease which is 86 months at the inception of the office lease.

2. Significant Accounting Policies (continued)

Stock Based Compensation

In accordance with ASC 718, "Stock Based Compensation", all options granted will be classified as a liability since the Company will settle the options by transferring cash. The Company will record the liability at the fair value of the options granted. The fair value will be re-measured at the Statement of Financial Condition date until the options are settled.

The fair value of share options granted is determined primarily using a Black-Scholes model with the further value attributed to the period from first exercise date to final exercise date being assessed with reference to the implied cost / benefit to the option holder. The key assumptions adopted in determining the year end valuation were a long-term volatility of 13.8% and a risk free interest rate of 0.53%.

Income Taxes

Effective January 1, 2010, the Company elected and was approved to change the entity's tax classification from a Company to a corporation for federal, state and local income tax purposes and will be subject to applicable corporate income taxes.

In accordance with ASC 740, the Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established and maintained, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements on a cumulative probability basis. Tax positions not deemed to meet a more likely-than-not threshold would be recorded as a tax reserve in the current year.

The Company accounts for interest and penalties related to income tax matters and uncertain tax positions as part of pretax income.

3. Fixed Assets

Details of fixed assets at March 31, 2015 are as follows:

Computers	$ 263,924
Furniture and equipment	187,954
Leasehold improvements	110,854
	562,732
Less accumulated depreciation and amortization	(449,082)
	$ 113,650

4. Commitments and Contingent Liabilities

The Company leases office and storage space in New York City under operating leases expiring in October 2016. Rental payments are approximately $36,800 each month. The lease is secured by a standby letter of credit that is collateralized by two certificates of deposit totaling $213,187.

Aggregate future minimum annual rental payments in the years subsequent to March 31, 2015 are approximately as follows:

Year ending March 31:	
2016	$ 442,000
2017	258,000
Total	$ 700,000

In accordance with the clearing agreements, the Company is responsible to indemnify its clearing broker against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

5. Related Party Transactions

Securities transactions, revenues and related expenses

The Company passes all non U.S. equities orders to REL in London for execution with the Company's clearing broker, BNP. All the revenues earned on these non U.S. equities orders and the related commission receivable are allocated back from REL to the Company in accordance with the Parent's transfer pricing policy.

The Company pays REL for execution, clearing and research services related to all non U.S. equities orders in accordance with the Parent's service agreement.

As of March 31, 2015, $472,333 was due from REL related to the non U.S. equities transactions which was disclosed as receivable from Parent on the Statement of Financial Condition.

Stock Based Compensation

Under a plan established by the Parent, phantom options of REL shares may be granted on a discretionary basis to selected employees of the Company. The exercise price of the options is equal to the estimated market price of the shares on the date of grant which is derived from a discounted cash-flow model. The outstanding options vest three years after the grant date and are exercisable once a year on October 31 between 2011 and 2021 and will be settled in cash. These options are exercisable only if the grantee is currently employed by the Company. As of March 31, 2015, the options outstanding to Company employees totaled 26,763. The total liability of $30,787, using a conversion rate of US$1.48465 per British Pound, is included in the Statement of Financial Condition as accrued compensation and benefits.

The following table details the number and exercise prices of, and movements in, share options during the year.

			Number of Shares			
Exercisable	**Exercise Price**	**Fair Value**	**As of April 1, 2014**	**Lapsed/ Forfeited**	**Granted**	**As of March 31, 2015**
October 2011 to October 2018	£6.50	£1.62	10,256	–	–	10,256
November 2013 to November 2020	£8.00	£0.24	12,500	–	–	12,500
October 2014 to October 2021	£8.00	£0.28	4,007	–	–	4,007
As of March 31, 2015			26,763	–	–	26,763

All of the 26,763 outstanding shares are fully vested as of March 31, 2015.

6. Income Taxes

The deferred tax asset is primarily the result of a tax election by the Company to deduct bonuses on a cash basis beginning with the fiscal year ended May 31, 2013, start-up costs, deferred rent and stock based compensation. The deferred tax liability is the result of timing differences related to the depreciation of fixed assets. Management believes that it is more likely than not that the deferred tax asset will be realized.

	March 31, 2015
Deferred tax asset	$ 874,536
Deferred tax liability	39,973
Net deferred tax asset	$ 834,563

As of March 31, 2015, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

The Company's 2012 to 2014 tax years remain subject to tax examinations by major tax jurisdictions. The Company is not under audit by the tax authorities.

The Company does not believe that it is reasonably possible that any significant unrecognized tax benefits will be recorded within the next twelve months.

7. Employee Retirement Plan

The Company maintains a voluntary contributory employee retirement plan covering substantially all employees meeting certain minimum eligibility requirements. The Company makes matching contributions equal to 100% of each participant's pretax contribution up to $8,750 per annum.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000.

At March 31, 2015, the Company had net capital of $2,191,074 which was $1,941,074 in excess of the minimum net capital required.

9. Exemption from Rule 15c3-3

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph k(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

10. Subsequent Events

The Company has evaluated subsequent events through June 2, 2015, the date as of which these financial statements are available to be issued.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of
Redburn (USA) LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Redburn (USA) LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Redburn (USA) LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from April 1, 2014 through March 31, 2015. Redburn (USA) LLC's management is responsible for Redburn (USA) LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger and vouched the cash disbursements.

   No findings noted.

2. Compared the amounts reported on audited from X-17A-5 for the year ended March 31, 2015 with the amounts reported in Form SIPC-7 for the period from April 1, 2014 through March 31, 2015.

   No findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   All adjustments reported in Form SIPC-7 agreed to supporting schedules and working papers. No findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from April 1, 2014 through March 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

June 2, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **3/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067320 FINRA MAR
REDBURN (USA) LLC
ATTN: NICA KEARNEY
565 5TH AVE 26TH FL
NEW YORK NY 10017-2413

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Larry Kimmel (212) 803-7302

2. A. General Assessment (item 2e from page 2) $ 84,266

B. Less payment made with SIPC-6 filed (**exclude interest**) (42,946)

Oct 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 41,320

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 41,320

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 41,320

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Redburn (USA) LLC
(Name of Corporation, Partnership or other organization)

Larry Kimmel
(Authorized Signature)

CAO
(Title)

Dated the 18 day of May, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2014
and ending 3/31/2015

Eliminate cents

Item No.

2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 34,599,857

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 893,371

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) -0-

Total deductions 893,371

2d. SIPC Net Operating Revenues $ 33,706,486

2e. General Assessment @ .0025 $ 84,266

(to page 1, line 2.A.)

Redburn (USA) LLC

Rule 15c3-3 Exemption Report

For the Year Ended March 31, 2015

Redburn (USA) LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Larry Kimmel, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Larry Kimmel
Chief Administrative Officer
June 2, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 3/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067320 FINRA MAR
REDBURN (USA) LLC
ATTN: NICA KEARNEY
565 5TH AVE 26TH FL
NEW YORK NY 10017-2413

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Larry Kimmel (212) 803-7302

2. A. General Assessment (item 2e from page 2) $ 84,266

B. Less payment made with SIPC-6 filed (exclude interest) (42,946)

Oct 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 41,320

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 41,320

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 41,320

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Redburn (USA) LLC
(Name of Corporation, Partnership or other organization)

Larry Kimmel
(Authorized Signature)

CAO
(Title)

Dated the 18 day of May, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2014
and ending 3/31/2015

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 34,599,857
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	893,371
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	-0-
Total deductions	893,371
2d. SIPC Net Operating Revenues	$ 33,706,486
2e. General Assessment @ .0025	$ 84,266

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